

February 21, 2012

Via E-mail
Charles Bland
Chief Executive Officer
M/A-COM Technology Solutions Holdings, Inc.
100 Chelmsford Street
Lowell, MA 01851

Re: **M/A-COM Technology Solutions Holdings, Inc.**
       Registration Statement on Form S-1
       Amended February 10, 2012
       File No. 333-175934

Dear Mr. Bland:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 42

Comparison of Three Months Ended December 30, 2011 to the Three Months ended December 31, 2010 , page 47

1.   Since the Thailand flooding may not be expected to have a long term impact on your results, to the extent possible, please revise to provide information about what proportion of your revenue decline in the quarter was attributable to each of the other causes identified in the first paragraph of this section.

<u>Accretion of Class B Conversion Liability, page 48</u>

2.   We see that during the three months ended December 30, 2011, you recorded income from changes in the fair values of your derivative liabilities for the Class B conversion liability and common stock warrant liability of $13.6 million and $1.5 million, respectively. Further, on pages 62 and 63 you disclose that the estimated fair value of your common shares as of September 30, 2011 and November 16, 2011 remained at $3.88 per share, but you did not address the fair value of your stock at December 31, 2011. Please tell us and revise the filing to provide a detailed explanation of the valuation procedures you performed as of December 30, 2011 that supports this decrease in the fair value of the derivative liabilities as compared to September 30, 2011. In particular, explain how the changes in the inputs and assumptions you used, such as fair value of the common stock, probability of events, etc., resulted in the decrease in the value of the liabilities. In addition, reconcile for us the fair value of the common stock used in the December 30, 2011 valuation of the liabilities to the expected midpoint of your initial public offering price range.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   ·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow

Charles Bland
M/A-COM Technology Solutions Holdings, Inc.
February 21, 2012
Page 3

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or me at (202) 551-3528 with any other questions.

Sincerely

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Jason Day, Esq.
                 Perkins Coie LLP